EXHIBIT 99.2

INDONESIA ENERGY CORPORATION LIMITED

OPERATING AND FINANCIAL REVIEW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on April 30, 2025.

Business Overview

Indonesia Energy Corporation Limited (“IEC,” “the Company,” or “we,” “our,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (“Kruh Block”) and one oil and gas exploration block (“Citarum Block”). We have also identified a potential third exploration block, known as the Rangkas Area, and we may seek to acquire or otherwise obtain rights to additional oil and gas producing assets. In January 2024, new 3D seismic operations at the Company’s 63,753 acre Kruh Block commenced, which was completed in June, 2024. Interpretation and reservoir study based on the 3D seismic data continued until September 2025. Importantly, we anticipate that the results of this seismic work will support the commencement of our continuing drilling program, which includes two back-to-back wells for which field operations are already underway. These two wells are expected to be completed in the first quarter of 2026 as part of our continuous drilling program of 14 new wells over the next four years.

We produce oil through PT Green World Nusantara (“Green World”), our indirect wholly-owned subsidiary, which operates the Kruh Block under an agreement with PT Pertamina EP (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under a ten-year Joint Operation Partnership (the “KSO”) with Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective August 9, 2023, Green World and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from the current 15% to 35%, for an increase of more than 100%. We received Pertamina’s signature to the Amended KSO in early September 2023.

Citarum Block is an exploration block initially covering an area of 3,924.67 km2 (969,807 acres). On April 18, 2024, the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (“SKK Migas”) approved the relinquishment of 1,378.78 Km2 block area, with remaining block area of 2,545.89 km2. In July 2024, SKK Migas approved the second relinquishment granting final retention of 784.88 km2 (193,948 acres) until 2048. This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under Production Sharing Contract (“PSC”) agreement with SKK Migas.

In August 2025, we signed a memorandum of understanding   with Aguila Energia e Participações Ltda. (“AEP”), an affiliate of Rio de Janeiro–based investment firm Aguila Capital, led by energy executive Blener Mayhew. The memorandum of understanding establishes a cooperative framework between the parties to jointly identify, evaluate, and pursue potential opportunities to acquire or participate in oil and gas or other energy-related assets and projects located in Brazil. The cooperation combines our oil and gas and capital market experience with AEP’s capabilities in local Brazilian transactions, regulatory engagement, and asset development. The memorandum of understanding reflects our and AEP’s shared vision to build a diversified energy portfolio across upstream and downstream segments through disciplined, cross-border cooperation. The memorandum of understanding is a non-binding statement of intent. Our company and AEP will seek to enter into appropriate definitive agreements for projects on an opportunity-by-opportunity basis. We believe there are several promising reasons for our company to consider Brazil as the first jurisdiction beyond Indonesia to explore oil and gas opportunities including (i) Brazil’s Oferta Permanente bid system which allows for year-round acquisition opportunities of relinquished and new exploration and production blocks, (ii) our understanding that many junior operators in Brazil are divesting producing and near-producing fields at attractive valuations due to capital constraints, creating opportunities for relatively near term brownfield optimization and predictable cash flow profiles and (iii) under concession contracts with the Brazilian government, royalties typically range from 5–10% (with reductions possible for mature or marginal fields), offering the potential for higher after-tax cash flows compared to production-sharing contracts, as well as the potential for enhanced operational flexibility and internal rates of return.

Overview of Results of Operations

Our key financial and operating highlights for the six months ended June 30, 2025 are:

●	Total oil production by IEC for the six months ended June 30, 2025 was 20,113 barrels (“Bbl”), a decrease of 3,584 Bbl for the same period in 2024, which resulted in lower cost recovery entitlements and revenue for the six months ended June 30, 2025 compared to the same period in 2024. This decrease was primarily due to natural decline of production as a result of reservoir energy decline of existing wells.

●	The Indonesian Crude Price (“ICP”) decreased approximately 12.33% from an average price of $80.22 per Bbl for the six months ended June 30, 2024 to $70.33 per Bbl for the same period in 2025, resulting in the corresponding decrease in our revenue and cost recovery entitlements.

●	The average production cost per Bbl for the six months ended June 30, 2025 was $49.95 compared to $45.51 for same period in 2024. The higher production cost per Bbl in 2025 was primarily due to a relatively small decrease in production expenses, and larger decline in oil production resulting from nature depletion of oil reserves.

●	Kruh Block: with respect to our currently producing Kruh Block, our KSO contract commenced in May 2020 for production in the Kruh Block until 2030 and in August 2023, this has been amended to extend the contract term by 5 years to September 2035. We received government approval on our drilling, workover, G&G study and seismic program for Kruh Block. The last drilling of K-28 well was spudded on June 22, 2022. Final well testing was completed in late 2024. From January to June 2024, we completed a three-dimensional seismic acquisition program. The newly acquired high quality seismic data is being processed and interpreted, and will be used for the planning of next drilling program. We anticipate that the results of this seismic work will support the commencement of our continuing drilling program, which includes two back-to-back wells for which field operations are already underway. These two wells are expected to be completed in the first quarter of 2026 as part of our continuous drilling program of 14 new wells over the next four years.

●	Citarum Block: with respect to Citarum Block, we are currently designing the 2D seismic program, and we plan to start conducting such program in 2026, subject to the availability of funding necessary to conduct such activity. Following comprehensive geological and geophysical assessments of the Citarum Block, we have elected to retain 2,545.89 km², after relinquishing 1,378.78 km² from the original 3,924.67 km² (969,807 acres). In July 2024, SKK Migas approved the second relinquishment granting final retention of 784.88 km2 (193,948 acres) until 2048. Our focus remains on assessing and ranking petroleum projects within the block as we prepare for the next phase of drilling and seismic operations. We are currently designing a drilling program to drill the first well to delineate the gas discovery in the Jatayu area.

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Update to Kruh Block Drilling Program

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of five wells in 2021, six wells in 2022 and seven wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Indonesian government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block was similarly delayed.

As part of the original 18 wells drilling program, two wells each were drilled in 2021 and 2022, and we previously planned to complete the rest of 14 wells after the interpretation of the newly acquired three-dimensional seismic data is completed. As of June 30, 2024, we modified our drilling plan for Kruh Block with an anticipation to drill one well in 2025, with the remaining 13 wells to be drilled between 2025 and 2028, depending on the availability of funding necessary to conduct such activity.

With the amended KSO contract providing higher profit share and extension of five years production period effective in August 2023, besides the completion of drilling 14 remaining wells, additional drilling program would maximize the net cash flow and net present value of Kruh field development. With the completion of a high quality 3D seismic program in the Kruh Block in June 2024, additional drilling locations have been identified. We anticipate that the results of this seismic work will support the commencement of our continuing drilling program, which includes two back-to-back wells for which field operations are already underway. These two wells are expected to be completed in the first quarter of 2026 as part of our continuous drilling program of 14 new wells over the next four years. We plan to conduct the revised drilling program in the Kruh, West Kruh and North Kruh fields over the next four years to maximize production.

Citarum Block Update

Citarum Block is an exploration block initially covering an area of 3,924.67 km2 (969,807 acres). On April 18, 2024, the SKK Migas approved the relinquishment of 1,378.78 Km2 block area, with remaining block area of 2,545.89 km2. In July 2024, SKK Migas approved the second relinquishment granting final retention of 784.88 km2 (193,948 acres) until 2048. Our rights to Citarum Block run until July 2048 under the PSC agreement with SKK Migas.

With respect to the Citarum Block, we are currently designing the 2D seismic program, and we plan to start conducting such program in 2026, subject to the availability of funding necessary to conduct such activity. Our focus remains on assessing and ranking petroleum projects within the block as we prepare for the next phase of drilling and seismic operations. We are currently designing a drilling program to drill the first well to delineate the gas discovery in the Jatayu area.

Results of Operations for the Six Months Ended June 30, 2025 and 2024

Revenue

Revenues decreased by $373,883 or approximately 25.90%, to $1.07 million for the six months ended June 30, 2025 compared with the same period in 2024. The decrease was primarily due to a significant reduction in oil and gas production as the production of oil and gas is expected to decline progressively each year.

Lease operating expenses

Lease operating expenses slightly decreased by $11,018 or approximately 0.78%, for the six months ended June 30, 2025 compared to the same period in 2024, mainly due to a slight decrease in field office administration expenses and production expenses.

Depreciation, depletion and amortization (DD&A)

DD&A increased by $30,258, or approximately 9.92%, for the six months ended June 30, 2025 compared to the same period in 2024, primarily due to an increase in depletion number.

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General and Administrative Expenses

General and administrative expenses increased by $137,087, or approximately 8.44%, to $1,761,060 for the six months ended June 30, 2025 compared to the same period in 2024 due to an increase in office expenses and utilities and an increase in professional fees and travelling expenses.

Other expenses, net

We had other expenses, net of $403,460 for the six months ended June 30, 2025 as compared with other expenses of $208,042 for the same period in 2024. The increase in net other expenses for the six months ended June 30, 2025 was mainly due to the allowance on other receivables.

Net Loss

We had a net loss of $2,824,774 for the six months ended June 30, 2025 compared to $2,099,146 for the same period in 2024. The increase in net loss was due to the combination of the factors discussed above.

Liquidity and Capital Resources

We generated a net loss of $2,824,774 and net cash used in operating activities of $2,512,393 for the six months ended June 30, 2025. In addition, we had an accumulated deficit of $48,751,752 and working capital of $8,403,996 as of June 30, 2025. Our operating results for future periods are subject to numerous risks and uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve cash flow positive operations in the near term or eventually achieve profitability. If we are not able to increase revenues or manage operating expenses in line with revenue forecasts, or if the price of oil should drop significantly, we may not be able to achieve profitability.

Our principal sources of liquidity during the six months ended June 30, 2024, and thereafter, were proceeds from At The Market Offering Agreement (the “ATM Agreement”) we entered with H.C. Wainwright & Co., LLC on July 22, 2022. Pursuant to this ATM Agreement, we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. Under the ATM Agreement, the ATM shares were offered and sold by us pursuant to a prospectus dated February 16, 2021 and a prospectus supplement, dated July 22, 2022, that form a part of our shelf registration statement on Form F-3 (File No. 333-252520), which registration statement was declared effective by the SEC on February 16, 2021 (“Prior Registration Statement”). The ATM Agreement was amended on March 22, 2024 (“ATM Amendment No.1”), and on the same day, we filed a new shelf registration statement on Form F-3 (the “New F-3 Registration Statement”, File No. 333-278175), which includes a prospectus supplement (the “ATM Prospectus Supplement”) and a base prospectus supplemented by the Prospectus Supplement, covering (i) the offering, issuance and sale by us of a maximum aggregate offering price of up to $9,600,000 of our ordinary shares, preferred shares, warrants, debt securities, rights, depositary shares, and/or units from time to time in one or more offerings, and (ii) up to a maximum aggregate offering price of $4,267,622 of our ordinary shares that may be issued and sold from time to time under the ATM Agreement, as amended by the ATM Amendment No.1. On May 31, 2024, the New F-3 Registration Statement was declared effective. On December 18, 2024 and June 17, 2025, we filed two separate prospectus supplements to amend the ATM Prospectus Supplement, each of which increased the maximum amount of ordinary shares that we were eligible to sell pursuant to the ATM Agreement and the ATM Amendment No.1 due to the offering limits set forth under General Instruction I.B.5 of Form F-3. Under the prospectus supplement filed with the SEC on December 18, 2024, we registered up to $3,850,000 worth of ordinary shares, including $906,305 worth of ordinary shares from the ATM Prospectus Supplement that were unsold as of that date. Under the prospectus supplement filed with the SEC on June 17, 2025, we registered an additional $3,200,000 worth of ordinary shares pursuant to the ATM Amendment No.1. We received net proceeds of an aggregate of $6,564,185 through issuance of ordinary shares by such ATM offering for the six months ended June 30, 2025.

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As of September 26, 2025, we had approximately $7.54 million  of cash which was placed with financial institutions and is unrestricted as to withdraw al or use. Management’s plan for mitigating the conditions of substantial doubt about our ability to continue as a going concern includes a combination of improving operational efficiency, cost reductions, debt and equity. In June 2024, new 3D seismic exploratory operations at our 63,753 acre Kruh Block was completed. Interpretation and reservoir study based on the 3D seismic data continued until September 2025. Importantly, we anticipate that the results of this seismic work will support the commencement of our continuing drilling program, which includes two back-to-back wells for which field operations are already underway. These two wells are expected to be completed in the first quarter of 2026 as part of our continuous drilling program of 14 new wells over the next four years. We currently do not have any outstanding short-term or long-term bank borrowings balance. We intend to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months by implementing management’s plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. We will collect the receivables timely and arrange payment schedule in accordance with our cash management plan. We anticipate obtaining unconditional financial support from our Chief Executive Officer up to $8 million from the issuance date of the financial statements for the next 12 months operation.

We believe that our current cash and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for at least the next 12 months after the issuance of this report. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will be able to raise additional capital if needed.

Contractual Obligations

After taking into consideration our updating seismic and drilling plans for Kruh Block as described above under “Update to Kruh Block Drilling Program,” the following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2025 for all the planned expenditures to be carried out at Kruh Block and Citarum Block:

		Future commitments
	Nature of commitments	Remainder of 2025	2026		2027 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-		$-	$950,000
2D seismic	(a)	-		-	6,050,000
3D seismic	(a)	-		-	2,100,000
Drilling	(b)(c)	-		-	30,000,000
Total commitments -Citarum PSC		$-	$		$39,100,000
Kruh Block KSO
Lease commitments	(d)	$910,138		$2,666,539	$78,010,185
Production facility		-		-	1,300,000
G&G studies	(a)	-		150,000	200,000
2D seismic		-		-	-
3D seismic		-		-	-
Drilling	(a)	-		6,960,000	30,440,000
Workover		-		-	-
Certification		-		-	250,000
Abandonment and Site Restoration	(c)	38,136		76,272	648,315
Total commitments -Kruh KSO		$948,274		$9,852,811	$110,848,500
Total Commitments		$948,274		$9,852,811	$149,948,500

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to our economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of our operating lease agreements with third parties can be cancelled or terminated at any time by us.

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